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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~137968~~ 8-67080

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/09___ AND ENDING ___12/31/09 X___
 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PEAK6 Performance Management LLC

OFFICIAL USE ONLY
————
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 West Jackson Blvd., Suite 500

(No. and Street)

Chicago	IL	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip Grigus   (312) 444-8661

 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *if individual, state last, first, middle name*)

233 S. Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, <u>Philip Grigus</u>, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>PEAK6 Performance Management LLC</u>, (the company) as of <u>December 31, 2009</u>, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Philip Grigus
Chief Financial Officer of Managing Member

Notary Public

> Official Seal
> Linda M Darling
> Notary Public State of Illinois
> My Commission Expires 04/30/2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Condensed Schedule of Investments.
- ☐ (d) Statement of Operations.
- ☐ (e) Statement of Changes in Subordinated Borrowings.
- ☐ (f) Statement of Changes in Members' Capital.
- ☐ (g) Statement of Cash Flows.
- ☐ (h) Computation of Net Capital pursuant to Rule 15c3-1.
- ☐ (i) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (j) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (m) An Oath or Affirmation.
- ☐ (n) A copy of the SIPC Supplemental Report.
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (p) Supplementary Report of Independent Registered Public Accounting Firm on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2009

CONTENTS

	Page
Report of Independent Registered Public Accounting Firm	2
Consolidated Statement of Financial Condition	3
Notes to the Consolidated Statement of Financial Condition	4

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2009

Report of Independent Registered Public Accounting Firm

The Members
PEAK6 Performance Management LLC and Subsidiary

We have audited the accompanying consolidated statement of financial condition of PEAK6 Performance Management LLC and Subsidiary (the Company) as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of PEAK6 Performance Management LLC and Subsidiary at December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Chicago, Illinois
February 25, 2010

PEAK6 PERFORMANCE MANAGEMENT LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2009
(Expressed in United States Dollars)

ASSETS
Cash and cash equivalents	$ 16,319,561
Investments in securities, at fair value (cost $2,113,237,878)	2,049,585,466
Due from brokers	280,425,619
Interest and dividends receivable	2,605,316
Other assets	61,186
TOTAL ASSETS	**$ 2,348,997,148**

LIABILITIES
Securities sold, not yet purchased, at fair value (proceeds $1,940,128,449)	$ 1,841,175,448
Contributions received in advance	5,650,000
Members' withdrawals payable	1,297,673
Interest and dividends payable	979,519
Accrued expenses	1,230,866
TOTAL LIABILITIES	**1,850,333,506**
MEMBERS' CAPITAL	**498,663,642**
TOTAL LIABILITIES AND MEMBERS' CAPITAL	**$ 2,348,997,148**

See accompanying notes

NOTES TO THE CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2009

1.   Organization and Nature of Business

PEAK6 Performance Management LLC (the "Master Fund"), a Delaware limited liability company, was organized on August 31, 2005, and commenced operations on March 6, 2006. The limited liability company operating agreement provides, among other things, that the Master Fund shall have a perpetual existence unless and until it is dissolved. PEAK6 Advisors LLC (the "Managing Member"), a Delaware limited liability company, is the managing member of the Master Fund. The Managing Member is registered with the U.S. SEC as an investment adviser under the Investment Advisers Act of 1940, as amended.

The Master Fund's investment objective is to capitalize on inefficiencies in the U.S. derivative market primarily using a volatility arbitrage strategy, as well as to pursue the following strategies or techniques, including but not limited to: option enhanced fundamental equity, convertible arbitrage, fundamental equity, equity long-short trading, capital structure arbitrage, event driven arbitrage, over-the-counter trading, private investments in public equities, private placements, as well as the use of sub-managers.

The Master Fund is registered as a broker-dealer with the U.S. Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934 and is a member of the Chicago Board Options Exchange. The Master Fund clears the majority of its transactions through its primary clearing broker, Goldman Sachs Execution and Clearing, L.P.

The Master Fund is a master fund in a master-feeder structure. At December 31, 2009, the Master Fund has two Members: PEAK6 Performance Fund LLC (the "Onshore Feeder") and PEAK6 Performance Fund Ltd. (the "Offshore Feeder") (collectively referred to as the "Feeder Funds" or the "Members"). The Feeder Funds are investment funds managed by the Managing Member and invest substantially all of their assets in the Master Fund. At December 31, 2009, the investment in the Master Fund of each of the Onshore Feeder and the Offshore Feeder represented 43.26% and 56.74%, respectively, of the members' capital of the Master Fund.

Until September 30, 2009, the Master Fund was organized as a "co-master" along with PEAK6 Cayman Management Ltd. (the "Subsidiary" or "PEAK6 Cayman") whereby substantially all of the assets of the Feeder Funds were invested in the Master Fund and PEAK6 Cayman. On October 1, 2009, the Feeder Funds transferred all of their participating shares in PEAK6 Cayman, with a value of $82,857,032 at the date of transfer, to the Master Fund in exchange for limited interests in the Master Fund.

The consolidated statement of financial condition includes the accounts of the Master Fund and its wholly owned subsidiary, PEAK6 Cayman. PEAK6 Cayman is a Cayman Islands exempted company, was organized on December 19, 2006, and commenced operations on March 1, 2007. All intercompany transactions and balances have been eliminated in consolidation. PEAK6 Cayman has the same investment objective as the Master Fund. The Master Fund and PEAK6 Cayman are herein collectively referred to as the "Company."

NOTES TO THE CONSOLIDATED STATEMENT OF FINANCIAL CONDITION (continued)
December 31, 2009

2. **Summary of Significant Accounting Policies**

The consolidated statement of financial condition has been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") and are stated in United States Dollars. The preparation of this statement of financial condition requires management to make estimates and assumptions that affect the amounts reported in the consolidated statement of financial condition and accompanying notes. Actual results could differ from such estimates.

In June 2009, the Financial Accounting Standards Board (FASB) established the FASB Accounting Standards Codification (ASC) as the single source of authoritative accounting principles recognized by the FASB in the preparation of financial statements in conformity with U.S. GAAP. The ASC supersedes existing non-grandfathered, non-SEC accounting and reporting standards. All future accounting standards will be issued in the form of an Accounting Standards Update (ASU). The ASC did not change U.S. GAAP but rather organized it into a hierarchy where all guidance within the ASC carries an equal level of authority. The ASC became effective for financial statements issued for interim and annual periods ending after September 15, 2009, and other than revisions to the Company's references to applicable accounting guidance, the adoption had no impact on the Company's consolidated financial position.

Cash and Cash Equivalents

Cash equivalents include short-term investments with maturities of 90 days or less at the time of purchase, including money market funds. Securities satisfying this definition that are an integral part of the trading strategy are excluded from cash equivalents. As of December 31, 2009, cash equivalents included money market fund investments of $496,622, which are reported at fair value based on reported net asset value.

Investments

Investment transactions, which include securities sold, not yet purchased, are accounted for on a trade-date basis. Dividends are recognized on the ex-dividend date, and interest is accrued as earned or payable. Realized gains and losses on securities transactions are recorded on a first-in first-out cost basis.

Derivative Contracts

In the normal course of business, the Company enters into derivative contracts ("derivatives") for trading purposes. Derivatives are either exchange-traded or over-the-counter (OTC) contracts. Exchange-traded derivatives are standard contracts traded on a regulated exchange. OTC contracts are private contracts negotiated with counterparties.

NOTES TO THE CONSOLIDATED STATEMENT OF FINANCIAL CONDITION (continued)
December 31, 2009

2.   **Summary of Significant Accounting Policies (continued)**

Fair Value of Financial Instruments

The fair value of the Company's assets and liabilities that qualify as financial instruments under ASC 825, *Financial Instruments* (formerly Statement of Financial Accounting Standards (SFAS) No. 107), approximates the carrying amounts presented in the consolidated statement of financial condition.

ASC 820, *Fair Value Measurements and Disclosures* (formerly SFAS No. 157), defines fair value as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by prioritizing the use of the most observable input when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity; unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is deemed significant to the fair value measurement. When a valuation utilizes multiple inputs from varying levels of the fair value hierarchy, the hierarchy level is determined based on the lowest level input(s) that is/(are) significant to the fair value measurement in its entirety.

The three levels of the fair value hierarchy that prioritize inputs to valuation methods are as follows:

Level 1 – Valuations based on quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Valuations based on quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instrument. Investments falling under Level 2 predominantly consist of over-the-counter products and other unquoted securities valued using broker quotes, where these can be corroborated to observable market data.

Level 3 – Valuations based on inputs that are unobservable and deemed significant to the overall fair value measurement (including the Company's own assumptions used in determining the fair value of investments). Investments included within Level 3 are predominantly over-the-counter products and other unquoted securities valued using broker quotes where there is little, if any, market activity for the asset or liability.

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

NOTES TO THE CONSOLIDATED STATEMENT OF FINANCIAL CONDITION (continued)
December 31, 2009

2. **Summary of Significant Accounting Policies (continued)**

Fair Value of Financial Instruments (continued)

The following table presents the financial instruments carried in the consolidated statement of financial condition by caption and by level within the hierarchy as of December 31, 2009:

	Level 1	Level 2	Total
Assets			
Money market funds*	$ 496,622	$ -	$ 496,622
Common stocks	1,162,465,728	-	1,162,465,728
Convertible bonds	-	171,559,831	171,559,831
Corporate bonds	-	53,251,407	53,251,407
Investment companies & partnerships	10,878,301	-	10,878,301
Options purchased	571,835,092	52,766,532	624,601,624
Preferred stocks	18,752,810	2,467,250	21,220,060
Rights	14,074	-	14,074
Warrants	5,594,441	-	5,594,441
Futures contracts	102,325	-	102,325
Total assets	$ 1,770,139,393	$ 280,045,020	$ 2,050,184,413
Liabilities			
Common stocks	$ (1,191,717,192)	$ -	$ (1,191,717,192)
Depository receipt	(2,346,244)	-	(2,346,244)
Investment companies & partnerships	(16,823,958)	-	(16,823,958)
Options written	(580,922,538)	(49,365,516)	(630,288,054)
Credit default swaps	-	(33,135)	(33,135)
Total liabilities	$ (1,791,809,932)	$ (49,398,651)	$ (1,841,208,583)

*Included in cash and cash equivalents on the consolidated statement of financial condition

NOTES TO THE CONSOLIDATED STATEMENT OF FINANCIAL CONDITION (continued)
December 31, 2009

2.   **Summary of Significant Accounting Policies (continued)**

Fair Value of Financial Instruments (continued)

Determination of Fair Value

In determining fair value, the Company uses various valuation approaches, as discussed below.

<u>Equity Securities (Common Stocks)</u>

Equity securities traded on a national securities exchange (or reported on the NASDAQ national market) are stated at the last reported sales price on the day of valuation. To the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

<u>Corporate Bonds</u>

Corporate bonds are fair valued through the use of various techniques, which may consider recently executed transactions in securities of the issuer of comparable issuers, market price quotations (where observable) from either market maker/broker and/or independent pricing services, bond spreads, fundamental data relating to the issuer, and credit default swap spreads adjusted for any basis difference between cash and derivative instruments. While most corporate bonds are categorized in Level 2 of the fair value hierarchy, in instances where lower relative weight is placed on transaction prices, quotations, or similar observable inputs, they are categorized in Level 3.

<u>Convertible Bonds</u>

Convertible bonds are fair valued through the use of various techniques, which may consider last reported sales price on the day of valuation, various broker quotes or the average of those quotes where available, and nationally recognized independent pricing services. While most convertible bonds are categorized in Level 2 of the fair value hierarchy, in instances where lower relative weight is placed on transaction prices, quotations or similar observable inputs, they are categorized in Level 3.

NOTES TO THE CONSOLIDATED STATEMENT OF FINANCIAL CONDITION (continued)
December 31, 2009

2.   Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments (continued)

Derivative Instruments

Listed derivatives, such as futures and exchange traded options, are fair valued based on quoted prices from the exchange, to the extent that these instruments are actively traded and valuation adjustments are not applied, and are categorized in Level 1 of the fair value hierarchy. If valuation adjustments are applied to listed derivatives, they are categorized in Level 2 or Level 3. OTC derivative contracts are privately negotiated contracts with counterparties including credit default swaps. Depending on the product and the terms of the transaction, the fair value for the OTC derivative contracts can be modeled taking into account the counterparties' creditworthiness and using a series of techniques, including simulation models. Many pricing models do not entail material subjectivity because the methodologies employed do not necessitate significant judgments and the pricing inputs are observed from actively quoted markets. Such contracts are categorized in Level 2. Those OTC derivatives that have less liquidity or for which inputs are unobservable are classified within Level 3. While the valuations of these less liquid OTC derivatives may utilize some Level 1 and/or Level 2 inputs, they also include other unobservable inputs, which are considered significant to the fair value determination.

In the absence of quoted values or when quoted values are not deemed to be representative of market values, investments are valued at fair value as determined by the Managing Member. Such contracts are categorized in Level 3. There were no investments fair valued by the Managing Member at or for the year ended December 31, 2009.

Subsequent Events

In accordance with provisions set forth in ASC 855, *Subsequent Events* (formerly SFAS No. 165), management has evaluated the possibility of subsequent events existing in the Company's consolidated statement of financial condition through February 25, 2010, the date the consolidated statement of financial condition was available to be issued. Management has determined that, other than those events described in Note 9, there are no material events or transactions that would affect the Company's financial statements or require disclosure in the Company's financial statements through this date.

Income Taxes

Federal income taxes are not provided for by the Company because taxable income (loss) of the Company is included in the income tax returns of its members. The only taxes payable by the Company are withholding taxes applicable to certain investment income, which are allocated solely to certain members. The Company may be subject to certain state and local taxes.

Effective January 1, 2009, the Company adopted ASC 740, *Income Taxes* (formerly FIN 48). In accordance with the provisions set forth in ASC 740, management has reviewed the Company's tax positions for all open tax years, which includes 2006 through 2009, and concluded that adoption of ASC 740 had no effect on the Company's consolidated financial condition. As of December 31, 2009, the Managing Member has concluded that a provision for income taxes is not required.

NOTES TO THE CONSOLIDATED STATEMENT OF FINANCIAL CONDITION (continued)
December 31, 2009

2. Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements

On January 21, 2010, the FASB issued an ASU, *Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements*, which provides guidance on how investment assets and liabilities are to be valued and disclosed. Specifically, the amendment requires reporting entities to disclose i) the input and valuation techniques used to measure fair value for both recurring and nonrecurring fair value measurements, for Level 2 or Level 3 positions; ii) transfers between all levels (including Level 1 and Level 2) will be required to be disclosed on a gross basis (i.e. transfers out must be disclosed separately from transfers in) as well as the reason(s) for the transfer; and iii) purchases, sales, issuances, and settlements must be shown on a gross basis in the Level 3 rollforward rather than as one net number. The effective date of the amendment is for interim and annual periods beginning after December 15, 2009; however, the requirement to provide the Level 3 activity for purchases, sales, issuances, and settlements on a gross basis will be effective for interim and annual periods beginning after December 15, 2010. At this time the Company is evaluating the implications of the amendment to ASC 820 and the impact to the consolidated statement of financial condition.

3. Due from Brokers

Due from brokers includes net receivables and payables relating to trades pending settlement, net unrealized gains and losses on futures and swap contracts, and cash and margin balances held at the brokers. Margin balances are collateralized by certain of the Company's securities and cash balances held by the brokers. In relation to margin debit balances, the Company is charged interest at fluctuating rates based on broker call rates. Cash and securities at the brokers that are related to securities sold, not yet purchased are partially restricted until the securities are purchased.

4. Allocation of Net Income or Loss

In accordance with the provisions of the Confidential Private Placement Memorandum, net income or loss of the Company is generally allocated to all members in proportion to their respective capital accounts.

While it is not a significant part of the Company's investment strategy, the Company may invest in "New Issues." Profits and losses attributable to any New Issues acquired by the Company are required, pursuant to applicable rules of the National Association of Securities Dealers (NASD), to be allocated generally to Members who are not deemed to be "restricted" as defined by the NASD Rule 2790.

5. Risk Management

The Company is subject to market and credit risk associated with changes in the value of the underlying financial instruments, as well as the loss of appreciation if a counterparty fails to perform. The Managing Member takes an active role in managing and controlling the Company's market and counterparty risks.

NOTES TO THE CONSOLIDATED STATEMENT OF FINANCIAL CONDITION (continued)
December 31, 2009

5.   **Risk Management (continued)**

Market Risk

The Company monitors the risk parameters and expected volatility of individual positions and the Company's aggregate portfolio. The Company has developed and uses proprietary statistical models to identify systemic portfolio risk, as well as specific position risk. While the Company may seek to mitigate certain portfolio risks in an effort to increase the proportion of the Company's return attributable to perceived high-value-added risk exposures, the Company does not attempt to mitigate all market or other risks inherent in the Company's positions. Securities sold, not yet purchased represent obligations to deliver specified securities at a future date at then-prevailing prices that may differ from the values reflected in the consolidated statement of financial condition. Accordingly, these transactions result in off-balance-sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the consolidated statement of financial condition. All equity securities are pledged to the clearing brokers on terms that permit the clearing brokers to sell or repledge the securities, subject to certain limitations.

Options are contracts that grant the holder, for a premium payment, the right to either purchase or sell a financial instrument at a specified price within a specified time or on a specified date from or to the writer of the option. Options written by the Company do not give rise to counterparty credit risk, as they obligate the Company and not its counterparty to perform. Options written by the Company are subject to off-balance-sheet risk, as the Company's satisfaction of the obligations may exceed the amount recognized in the consolidated statement of financial condition.

Credit Risk

The Company attempts to control credit risk exposure to trading counterparties and brokers through internal credit policies and monitoring procedures. The Company analyzes the credit risks associated with the Company's counterparties, intermediaries, and service providers. A significant portion of the Company's positions, including due to brokers, are held at Goldman Sachs Execution and Clearing (GSEC) and Morgan Stanley & Co. Incorporated (Morgan), which currently clear the majority of the Company's transactions and also carry the majority of the Company's accounts. GSEC is a subsidiary of the Goldman Sachs Group Inc. In the event the counterparties are unable to fulfill their obligations, the Company would be subject to credit risk.

The Company invests in credit-sensitive securities, including corporate and convertible bonds. Until such investments are sold or mature, the Company is exposed to credit risk relating to whether the issuer will meet its obligations when the securities become due.

The Company's trading strategies are dependent on margin credit provided by the Company's counterparties based on terms that are subject to change at the discretion of the counterparties.

NOTES TO THE CONSOLIDATED STATEMENT OF FINANCIAL CONDITION (continued)
December 31, 2009

5.   **Risk Management (continued)**

Credit Risk (continued)

For the year ended December 31, 2009, the Company's derivatives trading included futures contracts, options, and credit default swaps. For exchange-traded options and futures, the clearing organizations that act as counterparties bear the risk of delivery to and from counterparties and have substantial financial resources. Swaps are subject to various risks, which include the possibility that there will be no liquid market for these agreements or that the counterparty in the agreement may default on its obligation to perform on its contractual terms. The Company reduces its credit risk for these OTC swap contracts by negotiating master agreements that include netting provisions which incorporate the right of "set off" (assets less liabilities) across other OTC contracts with such counterparties. See further risks regarding derivative instruments in Note 6.

6.   **Derivative Instruments**

The Company adopted ASC 815, *Derivatives and Hedging – Disclosure* (formerly SFAS No. 161), which requires additional disclosure surrounding how and why the reporting entity uses derivative instruments, how those instruments are accounted for, and how they affect the Company's consolidated financial position, financial performance, and cash flows. The Company records its trading-related derivative activities on a fair-value basis.

The Company enters into transactions involving derivative financial instruments in connection with its investing activities. These instruments derive their value, primarily or partially, from the underlying asset, indices, reference rate, or combination of these factors. The Company's exchange traded derivatives are standardized and include futures and options contracts. The Company's OTC derivatives are negotiated between contracting parties and include credit default swaps.

Derivative financial instruments are subject to various risks similar to non-derivative instruments, such as market risk and credit risk. Derivative financial instruments are typically also subject to certain additional risks, such as those resulting from leverage and reduced liquidity. The Managing Manager manages these risks on an aggregate basis along with the risks associated with its investing activities as part of its overall risk management policies. The Company may use derivative financial instruments in the normal course of its business to take speculative investment positions as well as for risk management purposes. The principal types of derivatives used by the Company, as well as the methods in which they are used are:

NOTES TO THE CONSOLIDATED STATEMENT OF FINANCIAL CONDITION (continued)
December 31, 2009

6. Derivative Instruments (continued)

Futures

The Company is subject to equity price risk, interest rate risk and foreign currency exchange risk in the normal course of pursuing its investment objectives. The Company may use futures contracts to gain exposure to or hedge against changes in the value of its equities, interest rates, or foreign currencies. A futures contract represents a commitment for the future purchase or sale of an asset at a specified price on a specified date. Upon entering into such contracts, the Company is required to deposit with the broker either in cash or securities an initial margin in an amount equal to a certain percentage of the contract amount. Subsequent payments (variation margin) are made or received by the Company each day, depending on the daily fluctuations in the value of the contract, and are recorded for financial statement purposes as unrealized gains or losses by the Company. For futures contracts, the unrealized gain or loss, rather than the contract amounts, represents the approximate future cash requirements. Futures contracts are typically liquidated by entering into offsetting contracts. Upon entering into such contracts, the Company bears the risk of interest or exchange rates or securities prices moving unexpectedly, in which case the Company may not achieve the anticipated benefits of the futures contracts and may realize a loss. With futures, there is minimal counterparty credit risk to the Company since futures are exchange traded and the exchange's clearinghouse, as counterparty to all exchange traded futures, guarantees the futures against default.

Options

Options are contracts that grant the Company, in return for payment of the purchase price (the "premium") of the option, the right to either purchase or sell a financial instrument at a specified price within a specified period of time or on a specified date, from or to the writer of the option. As a writer of a put or call option, the Company has no control over whether the option will be exercised and, as a result, bears the market risk of an unfavorable change in the price of the security underlying the written option. If the Company were to write a "naked" put or call option, a risk exists that the Company may not be able to enter into a closing transaction because of an illiquid market. When an option expires, the Company realizes a gain or loss on the option to the extent of the premiums received or paid.

Swaps

The Company may enter into swap agreements with counterparties, in which both parties agree to make periodic payments on a specified notional amount. These payments are recorded as realized gains or losses. Additionally, these swaps are marked-to-market on a daily basis, and any change in value is recorded as unrealized appreciation (depreciation). When a swap is terminated, the Company will record realized gain or loss equal to the difference between the unwind proceeds and the Company's basis in the contract, if any. In order to enter into these swap agreements, the Company is required to make deposits or post collateral with its counterparties. The Company pledged cash collateral in the amount of $260,000 at December 31, 2009, which is included in due from broker in the consolidated statement of financial condition. The Company also has a cross-collateralization agreement with its brokers that allows for trading without collateral to the extent of cash and margin held at the brokers. Since the Company generally has entered into master agreements that include netting provisions with its counterparties, the amounts included in due from broker in the consolidated statement of financial condition include unrealized gains, net unrealized losses, across products, and cash collateral where such agreements are in effect.

6.   **Derivative Instruments (continued)**

Swaps

The Company may enter into swap agreements with counterparties, in which both parties agree to make periodic payments on a specified notional amount. These payments are recorded as realized gains or losses. Additionally, these swaps are marked-to-market on a daily basis, and any change in value is recorded as unrealized appreciation (depreciation). When a swap is terminated, the Company will record realized gain or loss equal to the difference between the unwind proceeds and the Company's basis in the contract, if any. In order to enter into these swap agreements, the Company is required to make deposits or post collateral with its counterparties. The Company also has a cross-collateralization agreement with its brokers that allows for trading without collateral to the extent of cash and margin held at the brokers.

Credit Default Swaps

The Company uses credit default swaps to reduce risk where the Company has exposure to a referenced issuer (the "reference entity"), or to take an active long or short position based on the Company's view of the likelihood of an event of default affecting the reference entity. The reference entity underlying a credit default swap can be a single issuer, a portfolio or "basket" of issuers, or an index. As with other OTC derivative contracts, credit default swaps involve greater risk than if the Company had invested in the reference obligation directly, including credit and liquidity risk in addition to market risk.

In a typical credit default swap, the Company enters into an OTC contract whereby the Company receives (if a buyer) or provides (if a seller) protection against certain credit events involving one or more specified reference entities. The buyer of a credit default swap is generally obligated to pay the seller a periodic stream of payments over the term of the contract in return for a contingent payment, typically the full notional amount of the credit default swap, upon the occurrence of an enumerated credit event. The applicable credit events are established at the inception of the transaction, and generally may include bankruptcy, insolvency, and/or failure to meet payment obligations when due, among other events. After a credit event occurs, the contingent payment payable by the seller to the buyer may be mitigated or reduced by segregated collateral and netting arrangements between the counterparties to the transaction.

The credit default swap may be either cash settled, in which case the contingent payment is reduced by the value of a specified reference obligation, or may be settled via physical delivery, in which case the buyer delivers a face amount of the reference obligation equal to the notional amount of the credit default swap in exchange for receipt of the contingent payment from the seller of the notional amount of the credit default swap. If the Company is a buyer of a credit default swap and no credit event occurs, the Company may lose its investment and recover

NOTES TO THE CONSOLIDATED STATEMENT OF FINANCIAL CONDITION (continued)
December 31, 2009

6. Derivative Instruments (continued)

Credit Default Swaps (continued)

nothing; however, if a credit event occurs, the Company would typically receive the full notional amount of the credit default swap in cash net of the value (if cash settled), or in exchange for the delivery (if physically settled), of a reference obligation that may, at that time, have little or no value. Conversely, as a seller of a credit default swap, the Company receives a fixed rate of income throughout the term of the contract provided that no credit event occurs; however, if a credit event occurs, the Company would typically be obligated to pay the buyer of the credit default swap the full notional amount of the credit default swap net of the value (if cash settled), or in exchange for the delivery (if physically settled), of a reference obligation that may, at that time, have little or no value. Accordingly, the value received by the Company, as seller, in settlement of a credit event plus the periodic (or upfront) payments previously received by the Company may be less than the full notional amount the Company pays to the buyer, resulting in a loss of value.

Any upfront payments made or received upon entering a credit default swap contract is treated as part of the cost and is reflected as part of the unrealized gain (loss) on valuation. Upon termination of the swap contract, the amount included in the cost is reversed and becomes part of the credit default swap's realized gain (loss).

The following table presents additional information about the effect of derivatives held by the Company by primary risk exposure as of December 31, 2009:

Volume of Derivative Activities

The volume of the Company's derivative activities during the year ended December 31, 2009, based on the notional amounts for credit default swaps and monthly average number of contacts for futures and options, categorized by primary underlying risk, are as follows:

		Long exposure		
Primary underlying risk	Classification in Consolidated Statement of Financial Condition	Fair Value	Notional amount [a]	Average number of contracts
Equity contracts				
Equity Options	Investments in securities	$562,924,732		1,793,201
Futures Contracts	Due from broker	48,000		553
Index Options	Investments in securities	61,676,892		6,478
Credit contracts				
Credit Default Swap[a]	Due from broker	(33,135)	4,700,000	-
		$624,616,489	4,700,000	1,800,232

[a] The Company entered into only one credit default swap during the year ended December 31, 2009. As such, the notional amount shown is the notional amount as at December 31, 2009.

NOTES TO THE CONSOLIDATED STATEMENT OF FINANCIAL CONDITION (continued)
December 31, 2009

6. Derivative Instruments (continued)

Volume of Derivative Activities (continued)

| | Short exposure | | |
Primary underlying risk	Classification in Consolidated Statement of Financial Condition	Fair Value	Average number of contracts
Equity contracts			
Equity Options	Securities sold, not yet purchased	$(572,469,553)	(1,768,477)
Futures Contracts	Due from broker	54,325	(352)
Index Options	Securities sold, not yet purchased	(55,783,468)	(7,564)
Options on Futures	Securities sold, not yet purchased	(2,035,033)	(8)
		$(630,233,729)	(1,776,401)

7. Financial Guarantees

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

8. Net Capital Requirement

The Master Fund is registered as a broker-dealer with the SEC and is subject to the SEC's net capital rule (Rule 15c3-1). The Master Fund is required to maintain minimum net capital equal to the greater of 6 2/3% of aggregate indebtedness or $100,000. As of December 31, 2009, the Master Fund had net capital of $105,069,181, which was $104,526,133 in excess of its required net capital. At December 31, 2009, its percentage of aggregate indebtedness to net capital was 7.75%.

Rule 15c3-1 may effectively restrict advances to affiliates or capital withdrawals.

The computation of net capital does not include the assets and capital of PEAK6 Cayman, as the Master Fund elected to file unconsolidated FOCUS reports as permitted.

9. Subsequent Events

For the period from January 1, 2010 to February 25, 2010, the Company recorded additional capital contributions of $69,510,000.

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CONSOLIDATED STATEMENT OF FINANCIAL
CONDITION

PEAK6 Performance Management LLC and Subsidiary
December 31, 2009
With Report of Independent Registered Public Accounting
Firm

Ernst & Young LLP

